UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of June 2023
Commission File Number: 001-38547

Autolus Therapeutics plc
(Translation of registrant’s name into English)

The MediaWorks
191 Wood Lane
London W12 7FP
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
x  Form 20-F    ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”), excluding Exhibit 99.1 to this Report, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-258556), Form F-3 (File No. 333-264304), Form F-3 (File No. 333-264650) and Form S-8 (File No. 333-226457) of Autolus Therapeutics plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

On or around May 25, 2023, at the request of the Board of Directors of Autolus Therapeutics plc (the “Company”), Mr. John Johnson, who had previously decided not to stand for re-election at the Company’s 2023 Annual General Meeting, reconsidered that decision and agreed to stand for re-election on the slate of nominees being proposed by the Board of Directors and, if re-elected, to remain as Chairman of the Board of Directors.

On June 2, 2023, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, in connection with the presentation of data at the 2023 American Society of Clinical Oncology Annual Meeting.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated June 2, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date:	June 6, 2023	By:	/s/ Christian Itin
			Name	Christian Itin, Ph.D.
			Title:	Chief Executive Officer